July 8, 2011

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Matthew Crispino, Staff Attorney

RE:  FANSPORT, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED APRIL 27, 2011
     FILE NO. 333-173745

Mr. Crispino:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to FanSport, Inc. (the "Company") dated May 24, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please correct the primary standard industrial classification code number on the cover of the registration statement (the correct number is 7372).

RESPONSE:

We concur with the Staff and have updated the standard industrial classification code.

STAFF COMMENT 2:

Please prominently state on your prospectus cover page that you are a development stage company and that your auditors have issued a going concern opinion.

RESPONSE:

We concur with the Staff and have updated the prospectus cover page to state that we are a development stage company and that our auditors have issued a going concern opinion.

STAFF COMMENT 3:

Please clarify in this section how you will generate revenues from your applications. For example, explain if revenues will come from sales of the application to mobile users, advertising revenue, a combination of both, or some other source.

RESPONSE:

We concur with the Staff and have updated the summary section to reflect our revenue sources.

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STAFF COMMENT 4:

You disclose on page 7 that the social gaming advertising market is expected to grow 20.5% annually. However, the January 12, 2011 eMarketeer article entitled "Social Gaming Market to Surpass $1 Billion" that you supplementally provided does not appear to support this claim, but rather indicates that social gaming advertising revenue will grow as a percentage of total U.S. social gaming revenue from 14.1% in 2010 to 20.5% in 2012. Please revise your disclosure or advise.

RESPONSE:

We concur with the Staff and have revised the risk factor reference to accurately represent the information from the eMarketer article.

STAFF COMMENT 5:

We note references in tis section to "Ms. German" and "Edward German" although you indicate in this section and elsewhere in the prospectus that all sales will be made by your sole executive officer and director, Ms. Cleland. Please advise.

RESPONSE:

We concur with the Staff and have updates all references to Ms. Cleland.

STAFF COMMENT 6:

You disclose in this section that the second and third stages of your product will be completed 12 and 15 months, respectively, after product development starts. Please disclose when you expect the first stage to be completed.

RESPONSE:

We concur with the Staff and have updated the section to reflect the first stage will be completed in

9 months after product development starts.

STAFF COMMENT 7:

You indicate in your prospectus summary that you plan to specifically target iPhone, Android, and Blackberry smartphones for your mobile applications. Please briefly describe the steps involved in getting your applications accepted on these platforms. Also, disclose when you believe your applications may be available on such platforms.

RESPONSE:

We concur with the Staff and have updated the reference to briefly explain the steps getting the application on the various marketplaces as well as when they will be available.

STAFF COMMENT 8:

We note your disclosure in this section that you plan to release "mobile couponing for mobile users" and then offer targeted coupons based on the mobile user's profile. Please explain the relationship between these coupons and the development and sale of your mobile sports applications.

RESPONSE:

We concur with the Staff and have updated the Plan of Operations to reflect the Company's business of Fantasy sports, not mobile couponing.

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STAFF COMMENT 9:

We note your statement in this section that you have adequate capital resources to operate minimal operations for one year. However, you indicate in your disclosure that you expect to incur operating expenses of approximately $13,000 over the next 12 months including $5,000 in offering costs and $8,000 in other public company operating costs. As you do not appear to have sufficient resources to cover theses expenses over the next 12 months, please review your disclosure in this section or advise.

RESPONSE:

We concur with the Staff and have updated the section to reflect that Ms. Cleland will provide financial resources to operate minimal operations for the next year.

STAFF COMMENT 10:

The description of your planned business in this section (i.e., development of software solutions that simplify the management of networked personal computers) differs from the description provided elsewhere in the prospectus. Please advise.

RESPONSE:

We concur with the Staff and have updated the reference to our business in Rule 419.

STAFF COMMENT 11:

Section 3.1 of your bylaws, filed as Exhibit 3.2, appears to require that your board of directors have a minimum of five directors. We note that you currently have only one director. Please advise.

RESPONSE:

We concur with the Staff and have updated our bylaws to reflect our board of directors to have up to five, with a minimum of one.

STAFF COMMENT 12:

Please revise to disclose the dates that Ms. Cleland has worked for Sage Software and the dates she was employed by Lawson Medical. Refer to Item 401(e) of Regulation S-K.

RESPONSE:

We concur with the Staff and included Ms. Cleland's dates of employment to comply with Item 401(e) of Regulation S-K.

STAFF COMMENT 13:

You indicate in this section that your company was incorporated on January 11, 2011, but you disclose elsewhere in the prospectus that your date of incorporation was March 16, 2011. Please revise your prospectus to provide the correct date of incorporation of your company.

RESPONSE:

We concur with the Staff and updated the date of incorporation to March 16, 2011.

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         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-748-7112.

Sincerely,

/s/ Kristen Cleland

Kristen Cleland
Chief Executive Officer

Enclosure

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